

Axos Financial, Inc.
Investor Presentation

May 2020

NYSE: AX

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2019. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Axos' Business Model is Differentiated From Other Banks



Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing	• Automated fulfillment	• Self-service	• Balance sheet
• Affinity and Distribution Partners	• Inbound call center sales	• Digital journey	• Whole loan sales options
• Data mining/target feeding direct marketing	• Outbound call center sales	• Direct banker (call center)	• Securitization
• Cross-sell	• Minimal outside sales		
	• Significant inside sales		

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Our Business Model is More Profitable Because Our Costs are Lower

axos™

As % of average assets	Axos[1] (%)	Banks Greater Than $10bn[2] (%)
Net interest income	3.88	2.88
Salaries and benefits	0.92	1.16
Premises, equipment and other non-interest expense	0.98	1.40
Total non-interest expense	**1.90**	**2.56**
Core business margin	**1.98**	**0.32**

1. For the three months ended 12/31/2019 – the most recent data on FDIC website "Statistics on Depository Institutions Report" Axos Bank only, excludes Axos Financial, Inc. to compare to FDIC data. Data retrieved 05/01/2020.
2. All Commercial Banks by asset size. FDIC reported for three months ended 12/31/2019. Total of 140 institutions >$10 billion. Data retrieved 05/01/2020.

Axos Financial's Three Business Segments Provide the Foundation For Sustained Long-Term Growth





Investment Thesis

> Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments

> Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

> Structural cost advantage vs. traditional banks

> Differentiated distribution strategy

> New business initiatives will generate incremental growth

> Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity

> Technology synergies among business segments reduce overall cost of growth strategy

Fiscal 2019 Highlights Compared with Fiscal 2018

Asset Growth



$ Millions

- FY 2018: 9,540
- FY 2019: 11,220
- 17.6%

Deposit Growth



$ Millions

- FY 2018: 7,985
- FY 2019: 8,983
- 12.5%

Net Income



$ Millions

- FY 2018: 153.3* / 152.4
- FY 2019: 172.0* / 155.1
- 12.2%

Diluted EPS



$ Diluted EPS

- FY 2018: 2.39* / 2.37
- FY 2019: 2.75* / 2.48
- 15.1%

Return on Equity = 17.08%*

Return on Assets = 1.68%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 15.40% and ROA was 1.51% based on GAAP earnings.

Fiscal 2020 Third Quarter Highlights Compared with Fiscal 2019 Third Quarter

aXOS

Asset Growth



$ Millions

10,876	**11.8%** → 12,160

Q3 2019   Q3 2020

Deposit Growth



$ Millions

8,656	**10.5%** → 9,567

Q3 2019   Q3 2020

Net Income



$ Millions

51.5*   **11.9%** → 57.7*
38.8   56.1

Q3 2019   Q3 2020

Diluted EPS



$ Diluted EPS

0.84*   **11.9%** → 0.94*
0.63   0.91

Q3 2019   Q3 2020

Return on Equity = 19.16%*
Return on Assets = 1.84%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 18.65% and ROA was 1.79% based on GAAP earnings.

Diluted EPS and Return on Equity Have Been Consistently Strong



Diluted EPS (FY)

$ per share

- 2014: 0.96
- 2015: 1.34
- 2016: 1.87
- 2017: 2.10
- 2018: 2.37
- 2019: 2.48 / 2.75**

21% CAGR

Book value per share	$6.33	$8.51	$10.73	$13.05	$15.24	$17.47



Return On Average Equity (FY)

%

- 2014: 17.89
- 2015: 18.34
- 2016: 19.43
- 2017: 17.78
- 2018: 17.05
- 2019: 15.40 / 17.08**

Tier 1 leverage ratio*	8.7%	9.6%	9.1%	10%	9.4%	8.8%

*Tier 1 leverage ratio is for Axos Financial, Inc., except 2014 which is for Axos Bank
**Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, Diluted EPS was $2.48 ROE was 15.40% based on GAAP earnings.

Net Interest Margin Has Been Stable/Rising Through a Variety of Interest Rate Cycles



Axos is a Top Quartile Performer Versus Bank Peer Group

	Axos Bank	Peer Group	Percentile
ROAA	1.66%	1.01%	83%
Return on equity	18.71%	8.60%	91%
G&A	1.96%	2.58%	25%
Efficiency ratio	41.08%	66.69%	8%

The 91% on ROE means that the Bank outperformed 91% of all banks. The 25% G&A ranking means that only 25% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 12/31/19; data retrieved 05/01/2020.
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 12/31/2019.

Diverse Lending Businesses Across Banking and Securities Segments ...

	$ Millions
	FY20 Q3
Gain-on-sale Mortgage Banking	$40
Jumbo Mortgage	$4,127
Warehouse Lending	$380
Multifamily	$1,832
Small Balance Commercial	$410
Lender Finance / Asset Backed Lending	$2,289
Equipment Leasing	$162
Factoring / Structured Settlements	$26
CRE Specialty	$799
Margin Lending	$159
Securities-Based Line of Credit (SBLoC)	$25
Auto	$312
Unsecured Lending / Overdraft	$116

Conservative Underwriting and Secured Lending Positions Loan Portfolio for Economic Downturn

axos™

Actively working with borrowers on case-by-case basis for forbearance requests

Asset-Based Lender*

- 95% of loans are collateralized by hard assets
- Low LTVs/LTCs:
  - ❑ SFR mortgage: 57%
  - ❑ Multifamily: 51%
  - ❑ CRE: 52%
  - ❑ Commercial Specialty Real Estate (CRESL): 44%
  - ❑ Lender Finance: 51%
- Senior position in all lender finance and commercial specialty real estate loans with capital support from sponsors and junior partners

Limited Cash Flow Lending*

- No credit cards
- No commercial cash flow-based loans
- $55 million unsecured consumer loans ~50 bps of total loans outstanding
- $3 million home equity lines of credit
- $73 million shared national credits all asset-backed facilities
- Lend exclusively to prime and super-prime borrowers in consumer lending:
  - ❑ Auto: 772 FICO
  - ❑ Personal loans: 765 FICO

Minimal Exposure to High Risk Loan Types*

- No credit exposures to airlines, casinos, malls, and theme parks
- Equipment Leases:
  - ❑ $28 million - oil and gas
  - ❑ $13 million - emergency medical transportation
  - ❑ $5 million – large fast-casual restaurant
- Limited hotel and retail exposure:
  - ❑ $263 million hotels: majority senior position in A/B notes
  - ❑ $97 million: retail CRESL
  - ❑ 48% average LTV for hotel and retail CRESL loans
- $159 million securities-backed margin loans

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands) 10Q



	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Net Loan Portfolio	$9,098,453	$9,382,124	$9,784,217	$10,141,397	$10,372,921

Average Loan to Value		Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
	Multifamily	53%	53%	53%	53%	54%
	Single family	57%	57%	57%	57%	57%

Loan Origination Growth

aXOS

Fiscal Year Loan Originations



$ Billions

21.6% 5-yr CAGR

	2014	2015	2016	2017	2018	2019
Total	3.0	4.3	5.0	5.6	7.5	8.4
Loans for sale	1.1	1.0	1.4	1.4	1.6	1.5
Loans for investment	2.3	3.3	3.6	4.2	5.9	6.9

Annual growth rate		*42.2%*	*15.6%*	*11.2%*	*34.7%*	*12.3%*

■ Loans for sale ■ Loans for investment

Future Plans

> Organic growth in existing business lines
>
> - Multifamily geographic expansion
> - Agency and jumbo mortgage channel expansion
> - Small Balance Commercial Real Estate expansion
> - Large Balance Commercial / Specialty Real Estate expansion

> Additional C&I verticals/product expansion

> Retail auto lending launch

> RIA M&A and succession lending

Diversified Deposit Businesses



Key Elements

Deposit

Consumer direct
- < Full service digital banking, wealth management, and securities trading*

Distribution Partners
- < Exclusive relationships with significant brands, groups, or employers
- < Exclusive relationships with brokers and financial planners through Axos Clearing and Axos Advisor

Small business banking
- < Business banking with simple suite of cash management services

Commercial/Treasury Management
- < Full service treasury/cash management
- < Team enhancements and geographic expansion
- < Bank and securities cross-sell

Axos Securities
- < Broker-dealer client cash
- < Broker-dealer reserve accounts

Specialty deposits
- < Fiduciary services for trustees
- < 1031 exchange firms
- < Title and escrow companies
- < HOA and property management

Fiduciary Services
- < Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- < Software allows servicing of SEC receivers and non-chapter 7 cases

*Mid-2020 Expected Launch

14

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

aXOS™

June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits 19%

Savings 31%

Time deposits 50%

March 31, 2020

100% of Deposits = $9.6 billion



Savings – IRA 4%

Checking and other demand deposits 48%

Savings 22%

Time deposits 26%

Checking Growth (6/2013 – 3/2020) = 1063%
Savings Growth (6/2013 – 3/2020) = 234%

Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States



Average Deposit Balance

- 100
- 500
- 1000
- 2500
- 5000
- 10000
- 25000
- 100000
- 250000

Number of Accounts

- 1
- 10
- 25
- 50
- 90

Axos Deposits Have National Reach With Customers in Every State

Commercial Loans and Deposits
4 years of growth



Spot Balance ($BN's)

- 2015: Loans $1.73, Deposits $1.08
- 2019: Loans $4.45, Deposits $3.21
- Loans 21%
- Deposits 25%

Loans ■ Deposits

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Deposit Growth Drivers

- Service to Specialty Verticals
- Technology and Application Integration
- Reposition as Commercial Banker

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth



$ Millions

24.2%
5-yr CAGR

	2014	2015	2016	2017	2018	2019
Deposits	3,042	4,452	6,044	6,900	7,985	8,983
% CDs[1]	26%	18%	17%	12%	25%	26%
% Borrowings[2]	24%	15%	12%	9%	6%	6%

Future Plans

> Enhanced digital marketing automation integrated to outbound sales group

> Products and technology integration targeted to specific industry groups

> Create differentiated consumer and business banking platform

> Enhanced focus on customer service and user experience

> Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

[1] as a % of total deposits
[2] as a % of total liabilities

Diversified Fee / Non-Interest Income

aXOS™

		% Fee Income FY 2019*	% Fee Income FY 2018*
Mortgage Banking → Agency, Jumbo, Multifamily		6%	19%
Gain on Sale – Other → Structured Settlement, Other		7%	8%
Deposit/ Service Fees → Cash/Treasury Management, Consumer Deposit, Payments		28%	21%
Tax, Prepaid		38%	46%
Prepayment Fee		7%	6%
Broker-Dealer		14%	0%

Fee Income

*Excludes securities income

Our Strategic Partnership with H&R Block

H&R Block Overview

> Approximately 10,000 U.S branches

> Files 1 in every 7 U.S. tax returns

> 19.7 million U.S. tax returns per year

> 83% of customers receive a refund

> 35% franchise-owned

> Approximately 2,400 employees

> 55 million visits per year on HRB website

> Social media

- 28,600 Twitter followers

- 463,000 Facebook fans

- 1.7 million views on YouTube



Products for 2020 Tax Season

> Refund Transfer

> Emerald Advance Unsecured Loan

> Emerald Prepaid Card

> Refund Advance Interest-Free Loan

- Axos is exclusive provider for 2020 tax season

- Axos provides credit underwriting, loan origination, funding and loan servicing

- Interest-free loan is repaid using borrower's tax refund proceeds

- Axos' profits will depend on origination volume and actual credit losses

Axos Securities Overview

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities

Axos Clearing Securities Clearing & Custody	62 IBDs 110,000 Clients
Axos Invest Digital Wealth & Personal Financial Management	24,000 Clients
Axos Trading[1] Self-Directing Trading	Expected Launch June 2020

Access to ~135,000 Clients

Consumer Banking
› Consumer Deposit Accounts
› ODL/Margin Accounts
› Jumbo Single Family Mortgage Loans

Commercial Banking
› Securities-Backed Lines of Credit
› Cash Management
› Commercial Property Refinancing

Digital Solutions
› Universal Digital Platform
› Account Opening Platform

[1] Target "go-live" June, 2020

Securities Strategy

Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features



Secular Industry Trends Provide Opportunities for Axos



Fee Compression for Active and Passive Investment Managers


- RIAs needs to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors


- Axos to provide bundled securities clearing, custody and banking services
- Target small and medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning


- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management


- Axos will offer direct-to-consumer and private label robo advisory solutions to individuals and independent RIAs

Business Segment Overview – Axos Invest



Core Services

- Free financial digital advisor that helps clients achieve their goals by automating the financial planning process.
- Provides premium packages for clients who want additional value beyond our core services.

Customer Behavior

- **High Conversion Rates** – Platform has been able to sustain 20% conversion rate with low client attrition.
- **Low Acquisition Costs**– Compared to industry standards, historic acquisition costs have sub – $50/per client (funded account).
- **Sticky Accounts** – Clients trust our advice with 49% following our recommendations within first week.

Customer Served

- Do-It-Yourself Mass Market

32,000+ sticky customer accounts with opportunities to cross-sell banking and premium services

Monetize Clients by Leveraging Data and Personalization at Key Event-Driven Decision Points

INTEGRATED FINANCIAL PRODUCTS

SEEK
WISEBANYAN
GUIDANCE



+



=



49%
OF RECOMMENDATIONS COMPLETED IN 1 WEEK

Our recommendation engine already has the capability to integrate a wide variety of financial offerings: savings, credit, purchases, and more

Key Goals of Universal Digital Bank

Personalization
> Increase chance of offering right product at the right time and place
> Personalization is the right antidote for too much choice, too much content, and not enough time

Self-Service
> Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages
> Products optimized by channel, recipient and journey
> Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)

Facilitate Partnerships
> Easy integration of third-party features (e.g., biometrics)
> Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party
> Enable creative customer acquisition partners

Customizable Experience
> Provide holistic and interactive and intuitive design experience
> Integrate online experience with other channels

Cross-Sell
> Artificial intelligence and big data credit models enable quick credit decisions
> Customized product recommendations based upon analytical determination of need

Personalization Solution Will Increase Consumer Engagement and Lifetime Value

Goal is to present customers with customized and relevant offers at the right time via the right channel



As We Fully Digitize All Front-End Customer Interactions, Operational Efficiency Gains Also Become Possible

aXOS™

Online Banking Customer Interaction

- Provide compelling customer value proposition to use online banking
- Intelligent, personalized, automated campaigns to develop customer confidence in our messages
- Utilization of multiple channels to deliver information that reflects customer preferences

Customer Self Service

- Expand digital channels and leverage omnichannel AI Hub across multiple channels, to streamline interactions
  - Easy to use self help via intelligent, automated platforms such as conversational.ai to make it easy to get what's wanted, when it's wanted, anytime, anywhere
  - Customer seamlessly switches from one channel to another e.g. IVR, Chatbot, Facebook Messenger, etc.

Operational Efficiency

- Customer centric operational efficiencies reduce cost, while accelerating delivery of customer requests
- Efficiencies are delivered using tools such as our robotic process automation platform, or low code platform to automate high volume, repetitive processes

Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities



Annualized Charge-offs (Recoveries) to Average Loans Outstanding



*For FY15, there were no co-branded HRB products.
**For FY16, there were no HRB related charge-offs with $16M of annual average loan balances.

Diversified Funding and Liquidity

aXOS

Strong Profitability and Liquidity Support Organic Growth

Consumer and Commercial Deposits

> Axos Advisors
> Consumer Direct
> Small Business Banking
> Specialty Commercial Deposits

Non-Interest-Bearing Deposits

> Axos Fiduciary Services
> Commercial Cash/Treasury Management
> Prepaid Consumer Debit Cards

Off Balance Sheet Funding*

> Axos Fiduciary Services - $45 million
> Axos Clearing - $413 million
> FHLB - $3.1 billion
> Federal Reserve Discount Window - $1.4 billion

Strong Capital Ratios*

> Tier 1 Capital: 11.62% (Bank)
> Tier 1 Leverage: 8.72% (Bank)
> Total Capital: 12.96% (Holdco)
> TCE/TA: 8.66% (Holdco)
> Tangible Book Value/Share: $17.46

*3/31/20

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com